Exhibit 99.1

NEXA RESOURCES S.A. ANNOUNCES APPOINTMENT OF NEW DIRECTOR

Luxembourg, June 4, 2020 - Nexa Resources S.A. (“Nexa Resources” or “Nexa” or the “Company”) (NYSE and TSX Symbol: “NEXA”) is pleased to announce that Mr. Gianfranco Castagnola has been elected as the newest member of Nexa’s Board of Directors.

Mr. Castagnola is Partner and CEO of Apoyo Consultoría, a leading firm specialized in economic, business and financial advisory services in Peru. He also serves as Chairman of the Board of Directors of its subsidiary, AC Capitales SAFI, one of the largest Peruvian investment fund managers. He has been a member of the Board of Directors of the Peruvian Central Bank and President of the Universidad del Pacifico Board of Trustees. He is Chairman of the Board of Directors of Scotiabank, and member of the Board of Directors of Saga Falabella and the Austral Group. Mr. Castagnola’s previous roles include serving as member of the Board of Directors of Nexa Resources Peru, Lima Airport Partners, Quimica Suiza, Cementos Pacasmayo, Camposol Holding and Redesur. Mr. Castagnola earned his master’s degree in Public Policy from Harvard University and his bachelor’s degree in Economics from the Universidad del Pacífico.

“Mr. Castagnola has over 35 years of experience, disposes of an extensive knowledge of economics and finance and has a deep knowledge of the Peruvian economy and business environment which will be of great value to the Board” commented Nexa’s Chairman, Mr. Luis Ermírio de Morais.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is developing the Aripuanã Project as its sixth underground mine in Mato Grosso, Brazil. Nexa was among the top five producers of mined zinc globally in 2019 and also one of the top five metallic zinc producers worldwide in 2019, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, capex, expenses related to exploration and project development, estimation of mineral reserves and resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and other COVID-19 related impacts, and that there are no material unanticipated variations in the cost of energy or supplies, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

For further information, please contact:

Roberta Varella – Head of Investor Relations

ir@nexaresouces.com

+55 11 3405-5601

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